Direct Owners/Executive Officers

Organization CRD Number: 7654

Organization Name: UBS SECURITIES LLC

Organization SEC Number: 8-22651

Applicant Name: UBS SECURITIES LLC

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CONNORS, JOHN THOMAS MR.	Individual	EXECUTIVE DIRECTOR- CORPORATE LEGAL AND GOVERNANCE	04/2014	Less than 5%	N	N	2433007
UBS AMERICAS HOLDING LLC	Domestic Entity	SHAREHOLDER	08/2015	Less than 5%	Y	N	47-4954572
UBS AMERICAS INC	Domestic Entity	MEMBER, VOTING	10/2003	50% but less than 75%	Y	N	06-1595848
MUNFA, LAUREN K	Individual	CHIEF COMPLIANCE OFFICER	08/2019	Less than 5%	N	N	4431011
VAN TASSEL, JAMES C	Individual	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	Less than 5%	Y	N	2558212
MATTONE, RALPH MICHAEL	Individual	PRINCIPAL FINANCIAL OFFICER	12/2016	Less than 5%	Y	N	1840894
MOLINARO, SAMUEL	Individual	GROUP MANAGING DIRECTOR- CHAIRMAN OF THE BOARD	04/2016	Less than 5%	Y	N	2414084
LOFTUS, MICHAEL L	Individual	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	Less than 5%	N	N	4176467
CAPANNA, DEREK EMMETT	Individual	PRESIDENT	02/2021	Less than 5%	Y	N	2401898
SANBORN, MARK WILSON	Individual	MANAGING DIRECTOR	05/2022	Less than 5%	N	N	1805781
WHITTLE, JOHN DONALD	Individual	PRINCIPAL OPERATIONS OFFICER	04/2022	Less than 5%	Y	N	6146678